

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2022

Gavin Choy
Acting Chief Financial Officer
GT Biopharma, Inc.
9350 Wilshire Blvd
Suite 203
Beverly Hills, CA 90212

> **Re: GT Biopharma, Inc.**
> **Form 10-K for the period ended December 31, 2020**
> **Filed April 16, 2021**
> **Form 10-Q for the period ended June 30, 2021**
> **Filed August 23, 2021**
> **Form 10-Q for the period ended September 30, 2021**
> **Filed November 10, 2021**
> **File No. 001-40023**

Dear Mr. Choy:

　　We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　　Office of Life Sciences